

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Jacqueline Shea
President and Chief Executive Officer
Inovio Pharmaceuticals, Inc.
660 West Germantown Pike, Suite 110
Plymouth Meeting, PA 19462

      Re: Inovio Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed November 9, 2023
          File No. 333-275445

Dear Jacqueline Shea:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Brian Leaf, Esq.